Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AbCellera Biologics Inc.

We consent to the incorporation by reference in the registration statement (No. 333‑251341) on Form S-8 of AbCellera Biologics Inc. of our report dated March 25, 2021, with respect to the consolidated balances sheets of AbCellera Biologics Inc. as of December 31, 2020 and 2019, the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of AbCellera Biologics Inc.

Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

 /s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2021